UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-42307

SKK Holdings Limited

(Registrant’s name)

27 First Lok Yang Road
Singapore 629735

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

The annual general meeting (the “Meeting”) of SKK Holdings Limited (the “Company”) was held on December 17, 2025 at 10:00 a.m. (Singapore time) at 27 First Lok Yang Road, Singapore 629735.

At the close of business on November 21, 2025, the record date for the determination of shareholders entitled to vote (the “Record Date”), there were 18,750,000 Ordinary Shares outstanding, each share being entitled to one vote. Holders of 11,142,843 Ordinary Shares of the Company as of the Record Date were present in person or by proxy at the Meeting and constituted a quorum.

At the Meeting, the shareholders of the Company voted for the following resolutions, pursuant to the accompanying voting results:

Resolution 1.a:

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT Liao Xiaoyan be re-elected as a director of the Company.

Voting Results:

FOR	AGAINST	ABSTAIN
3,203,094 Ordinary Shares (28.75%)	113,660 Ordinary Shares (1.02%)	7,826,089 Ordinary Shares (70.23%)

Ordinary Resolution 1.a passed.

Resolution 1.b:

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT Chin Hoong Chan be re-elected as a director of the Company.

Voting Results:

FOR	AGAINST	ABSTAIN
11,029,273 Ordinary Shares (98.98%)	113,470 Ordinary Shares (1.02%)	100 Ordinary Shares (<0.1%)

Ordinary Resolution 1.b passed.

Ordinary Resolution 2:

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT the appointment as WWC, P.C. as independent auditor of the Company for the financial year ending December 31, 2025 be ratified.

Voting Results:

FOR	AGAINST	ABSTAIN
11,110,093 Ordinary Shares (99.71%)	32,750 Ordinary Shares (0.29%)	0 Ordinary Shares (0%)

Ordinary Resolution 2 passed.

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Special Resolution 3:

“RESOLVED, AS A SPECIAL RESOLUTION, THAT

(A)	the shares of the Company be re-designated and re-classified (the “Redesignation and Reclassification of Share Capital”) such that the currently authorised share capital of the Company shall be re-classified and re-designated from (i) US$500,000 divided into 2,000,000,000 shares of a nominal or par value of US$0.00025 each to (ii) US$500,000 divided into 1,900,000,000 Class A ordinary shares of a nominal or par value of US$0.00025 each, 50,000,000 Class B ordinary shares of a nominal or par value of US$0.00025 each, and 50,000,000 preferred shares of a nominal or par value of US$0.00025 each, by the re-designation and re-classification of (x) 1,892,102,626 unissued shares of a nominal or par value of US$0.00025 each into 1,892,102,626 unissued Class A ordinary shares of a nominal or par value of US$0.00025 each, (y) 39,147,374 unissued shares of a nominal or par value of US$0.00025 each into 39,147,374 unissued Class B ordinary shares of a nominal or par value of US$0.00025 each, and (z) 50,000,000 unissued shares of a nominal or par value of US$0.00025 each into 50,000,000 unissued Preferred Shares of a nominal or par value of US$0.00025 each, and the currently issued 18,750,000 shares of a nominal or par value of US$0.00025 each in the Company be and are re-designated and re-classified into 7,897,374 Class A ordinary shares of a nominal or par value of US$0.00025 each with 1 vote per share (the “Class A Ordinary Shares”), 10,852,626 Class B ordinary shares of a nominal or par value of US$0.00025 each with 100 votes per share (the “Class B Ordinary Shares”), and 0 preferred shares of a nominal or par value of US$0.00025 each, on a one for one basis, as follows:

Name of Shareholder	Number of existing ordinary shares held	Number and class of shares to be held after the re-designation and re-classification of shares of the Company

Xiaoyan Liao	7,823,713	7,823,713 Class B Ordinary Shares
Chun Seong Ng	2,335,163	2,335,163 Class B Ordinary Shares
Teck Shen Tang	693,750	693,750 Class B Ordinary Shares
All other shareholders	7,897,374	7,897,374 Class A Ordinary Shares
Total	18,750,000

(B)

the existing clause 8 of the existing amended and restated memorandum of association be deleted in its entirety and be replaced with the following new clause 8:

“The share capital of the Company is US$500,000 divided into 1,900,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00025 each, 50,000,000 Class B Ordinary Shares of a nominal or par value of US$0.00025 each, and 50,000,000 Preferred Shares of a nominal or par value of US$0.00025 each of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.”; and

(C)	the Second Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association of the Company as set forth in Annex A to this notice (the “Amended and Restated Memorandum and Articles of Association”) be adopted in substitution for and to the exclusion of the Amended and Restated Memorandum of Association and Amended and Restated Articles of Association of the Company currently in effect, to reflect the multi-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares;

Voting Results:

FOR	AGAINST	ABSTAIN
10,950,326 Ordinary Shares (98,27%)	192,407 Ordinary Shares (1.73%)	110 Ordinary Shares (<0.1%)

Special Resolution 3 passed.

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Ordinary Resolution 4:

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT

(A)	a share consolidation of all the Company’s issued and unissued shares of whatever classes and series be approved at a ratio of not less than one(1)-for-two(2) and not more than one (1)-for-fifty (50) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company (the “Board”) in its sole discretion within 180 calendar days after the date of passing of these resolutions (the “Share Consolidation”); and

(B)	in respect of any all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

Voting Results:

FOR	AGAINST	ABSTAIN
10,918,585 Ordinary Shares (97.99%)	224,158 Ordinary Shares (2.01%)	100 Ordinary Shares (<0.1%)

Ordinary Resolution 4 passed.

Ordinary Resolution 5:

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT each of the directors and officers of the Company is authorized to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit

Voting Results:

FOR	AGAINST	ABSTAIN
11,018,544 Ordinary Shares (98.88%)	124,189 Ordinary Shares (1.11%)	110 Ordinary Shares (<0.1%)

Ordinary Resolution 5 passed.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKK Holdings Limited

Date: December 21, 2025	By:	/s/ Koon Kiat Sze
	Name:	Koon Kiat Sze
	Title:	Chief Executive Officer

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